UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-36461

FIRST FOUNDATION INC.

(Exact name of registrant as specified in its charter)

1400 16th Street, Suite 250, Denver, Colorado 80202

(303) 831-6704

(Address, including zip code, and telephone number, including area code, of principal executive offices)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Title of each class of securities covered by this Form:	Approximate number of holders of record as of the certification or notice date:
Common Stock, $0.001 par value per share	zero holders(1)

(1)	Effective April 1, 2026, First Foundation Inc., a Delaware corporation (the “Registrant”), was merged with and into FirstSun Capital Bancorp, a Delaware corporation (“FirstSun”), with FirstSun surviving the merger. Accordingly, as of the date hereof, there are no holders of record of any class of securities covered by this Form 15.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, FirstSun Capital Bancorp, as successor by merger to First Foundation Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 13, 2026

FirstSun Capital Bancorp, a Delaware corporation As successor by merger to First Foundation Inc., a Delaware corporation

/s/ Neal E. Arnold
	Name:	Neal E. Arnold
	Title:	Chief Executive Officer and President